

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 6, 2017

Ajay Rejendran
Chief Executive Officer
Beliss Corp.
10A, PTC Colony, 5 Street
Sembakkam, Chennai
Tamilnadu, India 600073

> **Re: Beliss Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 1, 2017**
> **File No. 333-219700**

Dear Mr. Rejendran:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comment, we may have additional comments.

Penny Stock Rules, page 35

1. We note your revision at page 26. Please review the definition of penny stock in Rule 3a51-1 of the Securities Exchange Act of 1934 and revise your disclosure on page 26 to provide an accurate description of the regulation, including the five dollar trading requirement and how the rules apply to the OTCQB versus national securities exchanges and other quotations systems with certain minimum standards. Please also revise your similar disclosure on page 36.

   You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications